Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement Nos. 333-146815, 333-156994, 333-171122 and 333-183029, on Form S-8, and Registration Statement No. 333-227204 on Form S-3 of Gran Tierra Energy Inc. of our reports dated February 24, 2021, with respect to the consolidated balance sheets of Gran Tierra Energy Inc. as of December 31, 2020 and 2019, the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appears in the December 31, 2020 annual report on Form 10‑K of Gran Tierra Energy Inc..

/s/ KPMG LLP

Chartered Professional Accountants
Calgary, Canada
February 24, 2021